Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following article was made available through a link on Comcast’s website:

Washington Post: Editorial: FCC should approve the Comcast-Time Warner Cable merger but keep a watchful eye

4/14/14

[link to http://www.washingtonpost.com/opinions/fcc-should-approve-the-comcast-time-warner-merger-but-keep-a-watchful-eye/2014/04/14/41838cc0-c1bf-11e3-b574-f8748871856a_story.html]

In the hot debate over the proposed Comcast-Time Warner Cable merger, there are two competing versions of reality.

In one, increasingly massive communications firms gobble up ever-larger shares of various, increasingly interrelated markets, magnifying the power they wield against innovators who threaten the old business model and against customers already suffering from high bills and poor service. In that world, stopping the Comcast merger would prevent a bad situation from getting worse.

In the other, traditional cable television and wired broadband providers are in increasingly dire competition with online video services, wireless Internet providers and a cash-flush Google expanding its installation of high-speed fiber-optic cable across the country. Consolidation is the only way to ensure these companies have enough capital to invest in new and better technology that will keep their customers happy — or, at least, satisfied enough not to cancel their subscriptions.

In the real world, the outlook for the future of communications and entertainment is foggier than either scenario suggests. That uncertainty recommends a degree of regulatory caution. The government’s smartest move is not to block the merger, but to make clear that regulators will respond if big industry players begin to violate basic principles of market fairness.

Some criticism of the merger is misleading or speculative. Cable subscribers will not lose flexibility to get their television service from another company. The market is split geographically: Comcast and Time Warner Cable do not compete for customers. Will Comcast find ways to use its strengthened position to promote its own content (from NBC, for example) or services (such as its Netflix competitor, Streampix)? It may well gain more leverage in negotiations with content creators, some of which are in pretty strong positions at the moment. But it would take a much more drastic change in practice to start discriminating heavily against other players interacting with the company.

By the same token, some merger supporters overstate the extent of competition the cable industry faces. At the moment, there are few broadband services as attractive as the wired connections cable companies sell. That might change, but it is not clear how fast and in what way. Merger defenders also downplay the conflicts of interest that might encourage firms such as Comcast to promote their products on the wires they own, about which critics are speculating.

That is not grounds to take the severe step of blocking a proposed merger. But it is reason for federal regulators to keep a close eye on what cable companies, still huge players in how we communicate and consume culture, end up doing to competitors and upstarts — and to set clear conditions that allow a crackdown, if necessary.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.